TRINITY BIOTECH PLC

May 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:	Lauren Hamill Re: Trinity Biotech plc Registration Statement on Form F-3 File No. 333-279017

To Ms. Hamill:

The undersigned, on behalf of Trinity Biotech plc (“Trinity”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 9:00 am. Eastern Time on Tuesday, May 7, 2024, or as soon thereafter as possible.

Please contact Steven Glusband (212-238-8605, glusband@clm.com) or Mary Brown (212-238-8765, mbrown@clm.com) of Carter Ledyard & Milburn LLP with any questions you may have concerning this request.

Very truly yours, /s/ John Gillard John Gillard Chief Executive Officer